Exhibit 10(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 308 to Registration Statement No. 333-142592 on Form N-1A of our report dated February 23, 2018, relating to the consolidated financial statements and consolidated financial highlights of BlackRock Strategic Income Opportunities Portfolio; and financial statements and financial highlights of BlackRock Emerging Markets Flexible Dynamic Bond Portfolio of BlackRock Funds II (the “Funds”), appearing in the Annual Reports on Form N-CSR of the Funds for the year ended December 31, 2017, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 26, 2018